SEC FILE NUMBER: 001-39151

CUSIP NUMBER: 26853E102

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended: ___________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

EHang Holdings Limited

Full Name of Registrant

Not Applicable

Former Name if Applicable

EHang Future City (Group Headquarters)

No. 118 Dongjiang Avenue, Huangpu District

Address of Principal Executive Office (Street and Number)

Guangzhou, 510730

People’s Republic of China

City, State and Zip Code

PART II — RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

EHang Holdings Limited (the “Registrant”) is filing this notification with respect to its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 (the “Form 20-F”). The Registrant needs additional time to complete the Form 20-F to ensure the adequacy and accuracy of the information required to be included in the Form 20-F. In particular, the Registrant is evaluating the appropriate timing of revenue recognition for certain transactions with customers. As a result of this process, certain revenue associated with products that have been delivered to new customers in 2025 but for which part of payments have not been received in 2025 may be recognized in subsequent reporting periods than those reflected in previously released interim financial results for the fiscal year 2025. The Registrant anticipates that it will file the Form 20-F no later than fifteen days after its original prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Conor Chia-hung Yang	+86	20 2902 8899
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The financial statements to be included in 2025 Form 20-F are not anticipated to result in changes in results of operations for the year ended December 31, 2024. However, the Registrant is evaluating the appropriate timing of revenue recognition for certain transactions with customers. As a result of this process, certain revenue associated with products that have been delivered to new customers in 2025 but for which part of payments inhave not been received in 2025 may be recognized in subsequent reporting periods than those reflected in the interim quarterly financial results for the fiscal year 2025 that the Registrant previously released. The Registrant will provide additional details promptly after it completes the process and files the 2025 Form 20-F.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The word “expects,” “anticipates” and similar terms and phrases are used in this notification to identify forward-looking statements. Risks, uncertainties and assumptions that could affect the Company’s forward-looking statements include, among other things, any changes to our anticipated financial results, our ability to complete and file future periodic filings with the SEC on a timely basis and other risks and uncertainties discussed more fully in the Company’s filings with the SEC. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

EHang Holdings Limited

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 30, 2026	By:	/s/ Huazhi Hu
	Name:	Huazhi Hu
	Title:	Chairman of the Board of Directors and Chief Executive Officer